Exhibit 99.1

ASM International N.V. Announces High-Productivity Extension of

Eagle® PECVD Platform

BILTHOVEN, The Netherlands, December 5, 2007—ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) and its wholly-owned subsidiary ASM Japan K.K. today formally introduced the Eagle® XP, a high-productivity extension of the successful Eagle 12 PECVD (Plasma Enhanced Chemical Vapor Deposition) platform. While utilizing the same platform design of independent reactors on a central handler for maximum flexibility, the Eagle XP more than doubles the mechanical wafer handling throughput to a maximum of 180 wafers per hour. The new extension supports up to five process modules and includes several advanced features, such as dual end-effecter robots, cooling stages and new software concepts.

Because the Eagle XP continues to use the same proven reactor concepts, it enables a smooth transition for users of existing Eagle platforms and will be the platform of choice for all PECVD processes, including all Aurora® low-k related processes, conventional oxide and nitride process, and NCP™ (Nano Carbon Polymer) for advanced patterning applications.

ASM further reported that five platforms were delivered in the second half of 2007 to several major memory device manufacturers in Asia.

“The high productivity of this platform extension as measured in wafers per hour per capital investment or in wafers per hour per footprint area makes it the ideal workhorse for DRAM and NAND flash factories,” commented Tominori Yoshida, PECVD Business Unit Manager. “In addition, due to the process transparency between the Eagle 12 and the Eagle XP, we expect fast acceptance in the marketplace.”

“With its improved modular architecture, its flexibility and high productivity, this platform will be ASM’s growth platform for many current, and future, low temperature single-wafer process applications,” added Ivo Raaijmakers, Chief Technology Officer and Director of R&D of Front-end Operations.

ASM International N.V. also announced that it will hold an Eagle XP seminar on December 5, 2007 in conjunction with Semicon Japan. The seminar will be held in Room 1 at Hall 3 from 14:30 to 15:20. For further information, please visit the Semicon Japan website: www.semiconjapan.org.

ASM International Announces High-Productivity Extension of Eagle® PECVD Platform

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek	+ 31 30 229 8500
Mary Jo Dieckhaus	+1 212 986 2900
Tominori Yoshida	+81 42 337 63 12